FOR IMMEDIATE RELEASE

BlackRock Announces Results of Winter Drilling Program at Seal and Provides Operations Update

CALGARY, ALBERTA, (April 15, 2004) – BlackRock Ventures Inc. (TSX:BVI) is pleased to provide an update of its Seal operations and the results of its 2003/2004 winter drilling program.

This winter, BlackRock drilled 13 vertical evaluation test wells (8.5 net) and 1 horizontal test well (1 net) for a total of 14 wells (9.5 net). The purpose of this program was to test new unproven prospects and delineate existing discoveries in preparation for horizontal well development. This drilling program confirms BlackRock's earlier estimates of 1.6 billion barrels of oil-in-place net to the Company on its Seal lands. The Company has delineated over 300 million barrels of net oil-in-place on the Central and Eastern blocks, both of which have been approved by the Alberta Energy Utilities Board (AEUB) for commercial development.

John Festival, President of BlackRock, commenting on first quarter activities at Seal, indicated that "we are pleased with the first quarter drilling results. Our most recent evaluation wells are delineating more resource while lab work is pointing towards increased recovery factors. In addition, our most recent financing will provide us with the running room to accelerate our activities at Seal."

Eastern Block (75% average working interest)
Four delineation wells were drilled this past winter with thicknesses varying between 6.5 and 20 metres of oil pay. The wells were drilled to verify depth and reservoir quality in preparation for horizontal development drilling which will begin in 2004. A 66 well development program on this block was approved by the AEUB in February 2004.

Northern Block (75% average working interest)
Using seismic and a three well delineation program, BlackRock is now able to confirm a development program that will have a minimum of 25 horizontal wells with potential for up to 40 wells. Although this block contains thinner pay than the Central Block, the oil quality is better and the oil may be amenable to a waterflood operation, which could significantly improve oil recovery. The 16-24 horizontal test well, drilled in 2003, continues to produce near 100 barrels of oil per day. The Northern block is the closest analogue in the Seal area to the heavy oil development at Pelican Lake, which has had encouraging waterflood results. A development plan will be submitted to the AEUB in 2004.

Peace River Block (100% working interest)
The horizontal test well that was drilled last winter was put back on production at sustained rates of 230 barrels of oil per day during the first quarter of 2004. Currently this area can only be

accessed in the winter, until all weather roads are constructed. Four delineation wells were drilled confirming at least 3 sections for commercial development and the potential for 30 to 50 wells in high quality reservoir with over 25 metres of oil pay. More vertical test wells will be drilled next winter to delineate the remainder of the lands in preparation for a horizontal well development plan, which the Company hopes to file with the AEUB in 2005.

Peace River North Block (50% average working interest)
One vertical evaluation well was drilled this winter encountering oil that the Company believes is likely too heavy to produce. A horizontal test well was drilled into a part of the reservoir that contains movable oil; however, the well had a high water cut with low oil production rates. BlackRock is still evaluating the production performance in order to identify the source of the water and design a remedial workover.

Cadotte Block (75% average working interest)
The first vertical evaluation well was drilled on this block to assess oil quality and reservoir thickness. This well encountered 3 metres of favourable reservoir and the best quality of oil that the Company has found to date at Seal. Next winter, BlackRock plans to drill several additional evaluation wells and a horizontal production test well to further delineate and assess the production potential on this promising resource.

Central Block (50% average working interest)
In 2003, we began the development of this block and drilled 33 (16 net) horizontal wells. No new drilling activities occurred on the Central block during the first quarter of 2004; however, horizontal development drilling will re-commence in July, with 35 to 40 wells planned for the remainder of the year.

Pipeline and Battery
Construction of the 58,000 barrel per day Seal pipeline (45% working interest) was completed in April, two months ahead of schedule and on budget. BlackRock began injecting crude oil into the line and is now delivering crude oil to the Nipisi terminal, where it is injected into the Rainbow Pipeline System. Completion of the pipeline represents a significant milestone for BlackRock as it is one of the cornerstone projects we established to enhance the economics of the Seal area development.

The heavy oil processing facility was completed in late 2003 and is expected to be operating near its 10,000 barrel per day capacity sometime in the second quarter. Plans are underway to expand the facility to increase capacity to 15,000 barrels per day in 2004.

Production
As we previously announced, due to the delay in start-up of the Seal battery and the concurrent de-commissioning of a third party processing facility in the area, production at Seal had to be temporarily curtailed in the first quarter of 2004. BlackRock's production at Seal in the first quarter was approximately 2,500 barrels of oil per day, down from our year-end exit rate of 4,000 barrels per day. As the battery and pipeline become fully operational during the second quarter, production optimization of the wells will resume.

New Studies on Recovery Rates at Seal
One of the key factors in determining the overall potential for the Seal area is establishing an estimated recovery rate of oil in place. Our most recent independent evaluation of oil and gas reserves used a recovery factor of approximately 8% of oil in place and our internal modeling had

suggested recovery factors of up to 14%. A condition of our development approval of the Central block by the AEUB required that we undertake studies to understand the magnitude and interrelationship of primary, secondary and tertiary recovery techniques. These new independent laboratory studies undertaken on actual core samples and crude oil from the Central block development suggest oil recoveries in excess of 20% using primary production, with secondary recovery from waterflooding having the potential of increasing this recovery factor to over 30%. As additional evidence for potentially higher recovery rates, the first two horizontal wells drilled in the Central block have already recovered over 170,000 barrels of oil each and we have not seen any appreciable decline in production from these wells. While it will be a number of years before it can be determined whether these recovery rates are achievable and before our reserve engineers can recognize these additional recovery factors in our published reserve reports, as well as determining if these recovery rates are applicable to the other blocks of land at Seal, it does provide an indication of the potential from the Seal area. Additional modeling work incorporating the latest studies is ongoing and will be submitted to the AEUB in the near future.

New Equity Financing

BlackRock recently completed an equity financing of nine million common shares at $4.70 per share. The proceeds of these funds will be used for, among other things, acceleration of our Seal development program. The additional funds will allow us to expand our oil processing capacity in 2004 and to step-up our drilling program starting in late 2004 or in 2005. As a result of the financing we have increased our 2004 capital expenditure program to $50 million from our previously announced $40 million.

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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